EXHIBIT 28 (h)

                                 DEEP GOLD MINE

The DEEP GOLD placer mine located in Marble Canyon, Inyo County, California, was first taken possession of on the public domain by the undersigned in 1981.

1981     original acquisition, multiple placer claims.
1982     Removal of old buildings and area cleanup.
1983     Access road repair by Sierra Construction, Bishop, CA.
         U.S. Forest Service approval of Notice of Intent.
1984     Main shaft collar preliminary repair.
         U.S. Bureau of Mines field party examination.
         U.S. Geological Survey field party examination.
1985     Main shaft headframe reconstruction.
1986 original acquisition consolidated into single 80-acre claim. Main shaft equipped with 150 feet of new wooden ladders.
1987     Main shaft collar concrete repairs completed.
         U.S. Forest Service Plan of Operations approved.
1988     Access road repair and improvement.
         Mining crew hired from Bishop to renovate shaft interior.
1989     Steel hoisting guides and steel ladder installed in shaft.
1990     Four tons of debris hoisted from bottom of shaft.
         Base of shaft and bedrock tested for gold values.
1991     Magnetometer survey conducted across Marble Canyon.
         Main shaft collar barricaded shut.
1992 Seven-traverse magnetometer survey completed to locate magnetic black sands concentrated in paystreak with gold, also showing old shaft did not enter paystreak area.
1993 Based on the definitive magnetometer survey, drill sites were chosen to explore the paystreak anomaly.
1994 Short drill rig roads branching from the mine road will be prepared using a Bishop contractor. A drilling contractor from either Benton or Apple Valley, CA will be hired to retrieve samples to bedrock. The paystreak will be delineated by percussion drill sample evaluation, and a mining plan will be designed to test the technical and economic feasibility of different sized operations.

The volume of gold placer values available on the claim can be estimated using the paystreak width and thickness values reported in the California Division of Mines Report XXXIV for the Lewis and the IRON Nugget claim groups, both included in the Deep Gold claim. The average width of the paystreak is 57 feet, and the thickness is reported at 6 feet. The average value of recovered gold, at $35 per ounce, was $5.50 per cubic yard.

Taking the 8,000 foot length of the claim as containing the average paystreak, there are an estimated 101,333 cubic yards of ore. At a gold concentration of
0.157 ($5.50/$35) ounces per ton there are 15,909 ounces of recoverable gold present. With gold at $350 per ounce the resource has a potential value of $5.5 million.


    Ralph E. Pray
    ----------------------
/s/ Ralph E. Pray, D.Sc.
    August 5, 1994

RECORDING REQUESTED BY &
WHEN RECORDED MAIL TO:

Dr. Ralph E. Pray
805 South Shamrock Ave.
Monrovia, CA 91016


                        AMENDED PLACER LOCATION NOTICE

     NOTICE is hereby given that the below named persons have this 29th day of September, 1986, located a PLACER MINING CLAIM situate on public surveyed land in the County of Inyo, State of California, described as follows:

          Commencing at the NE corner, corner No. 1, the Location Monument, located 100 feet east of the County Road and 4,190 feet N65E from the SW corner of section 12, Township 10 South, Range 36 East, M.D.M.; thence due west 1,120 feet to corner No. 2; thence N77W 2,100 feet to corner No. 3; thence S63W 2,320 feet to corner No. 4; thence N81W 2,380 feet to corner No. 5; the NW corner; thence due south 440 feet to corner No. 6, the SW corner; thence S81E 2,380 feet to corner No. 7; thence N63E 2,320 feet to corner NO. 8; thence S77E 2,100 feet to corner NO. 9; thence due east 1,120 feet to corner No. 10, the SE corner; thence 440 feet due north to corner No. 1, the point of beginning, each corner marked by a white-colored monument, enclosing an area of 80 acres, named the DEEP GOLD placer mining claim.

Locators:


/s/ Ralph E. Pray
    ----------------------------
    Ralph E. Pray                            805 South Shamrock Ave.
    Ross Pray                                Monrovia, CA 91016
    Maxwell Pray                             (818) 357-65ll
    Thomas P. Sullivan



                           <---map inserted here--->

                         DEEP GOLD placer mining claim
           Sections 11 & 12, Township 10 South, Range 36 East, M.D.M.

                    UNITED STATES DEPARTMENT OF THE INTERIOR

                               GEOLOGICAL SURVEY


      Mineral resources and mineral resource potential of the Saline Valley and Lower Saline Wilderness Study Areas
                             Inyo County, California


                                       by


              Chester T. Wrucke, Sherman P. Marsh, Gary L. Raines,
           R. Scott Werschky, Richard J. Blakely, and Donald B. Hoover
                             U.S. Geological Survey

                                       and

                      Edward L. McHugh, Clayton M. Rumsey,
                     Richard S. Gaps, and J. Douglas Causey
                              U.S. Bureau of Mines


                             U.S. Geological Survey
                             Open-File Report 84-560



           Prepared by U.S. Geological Survey and U.S. Bureau of Mines

                   <---US DEPARTMENT OF THE INTERIOR LOGOS--->


                       for U.S. Bureau of Land Management


                       This report is preliminary and has
                      not been reviewed for conformity with
                   U.S. Geological Survey editorial standards
                         and stratigraphic nomenclature.


                                      1984

                                  Physiography

     The Saline Valley and Lower Saline Wilderness Study Areas are in the western part of the Basin and Range province and are as close as 20 mi to the Sierra Nevada. The study areas include the mountainous terrain east of the high northern parts of the Inyo Mountains, the Saline Range, the southern half of the Last Chance Range, and the range that extends north and south of Dry Mountain. Drainage is toward the three closed basins of Eureka, Saline, and Death Valleys, but there are no permanent streams. The highest and lowest points are Dry Mountain and the eastern side of Saline Valley, respectively 8,674 ft and about 1,200 ft above sea level. The bottom of Saline Valley just west of the study area is the lowest place in the northern Death Valley region. The general topographic trend of the mountains and valleys is approximately north-south, but significant local variations exist from this trend.

                                 Mining history

     Prospecting in the region of the Saline Valley and Lower Saline Wilderness Study Areas probably began in the late 1850s or early 1860s, as mineral discoveries were made in the Inyo Mountains as early as 1859 and the Lone Pine mining district was organized in 1866 (Chaflant, 1933). The rich silver-lead deposits at Cerro Gordo in the Inyo Mountains, southwest of the study areas, are reported to have been discovered in the interval 1861-1866 (Merriam, 1963). Several mines in the eastern foothills of the Inyo Mountains just outside the study areas were opened between 1879 and 1907 (Waring and Huguenin, 1917), including the Loretto (copper), Scheelite (tungsten and copper), Opal (lead and silver), Bedell (lead and silver), Waucoba (tungsten and copper), Bunker Hill (lead and silver), and Blue Monster (lead and silver) mines (fig. 2). Mineral production is recorded from these mines for the period 1899-1964; none is currently operating. The Victor Consolidated mine, located as a gold prospect in 1909, was patented in 1912 and was later operated as a talc mine. The Loretto mine, developed by an 1,800 ft-deep shaft during the period 1907-1915 (Waring and Huguenin, 1917), was patented in 1922 and was under exploration as recently as 1975. Silver- and lead-bearing quartz veins at the Lee, Del, August, Ruby Port, Emma, Hillside, and Morning Star prospects in the Whipporwill Flat - Jackass Flats area were prospected probably before 1900.

     Placer gold was discovered in Marble Canyon before 1904 (Tucker and Sampson, 1938). Substantial development began in 1934 and at least three placer mines just west of the study area were active in 1982.

     Silver-lead-zinc deposits in the Ubehebe district, which includes the Lower Saline Wilderness Study Area, were mined in the early 1900s. All of these mines are outside this study area. The first recorded production from the district was of silver from the Ubehebe mine (fig. 2) in 1908. The Lippincott mine was worked for lead and silver as early as 1908, and the Blue Jay mine, one-half mile east of the south end of the Saline Valley Wilderness Study Area, produced high-grade copper and silver ore in 1915 (McAllister, 1955) All were idle in 1982.

     Salt deposits were discovered in the playa at the bottom of Saline Valley, outside the study areas, in 1864 (Bailey, 1902). An aerial tramway across the Inyo Mountains to Owens Valley was used to haul salt from the deposits between 1913 and 1930 (Ver Planck, 1958). Borax from surficial deposits was mined in Saline Valley west of the Lower Saline Wilderness Study Area from 1895 to 1907 (McAllister, 1955; Gale, 1914).

     Talc deposits northwest of the Saline Valley Wilderness Study Area were known by the early 1900s and were worked as recently as 1970; Talc deposits in the Inyo Mountains and small amounts of chalcopyrite. Skarn adjacent to the Hunter Mountain quartz monzonite in the southern part of the study area contains copper minerals and molybdenite. Chalcopyrite, specular hematite and molybdenite are scattered through garnet-rich tactite at the Blue Jay mine, 0.5 mi east of the Saline Valley Wilderness Study Area (fig. 2). Core from 3,807 ft of drilling in 11 holes near the Blue Jay mine in 1970 contained a maximum of 2.67 percent copper and 0.18 percent molybdenum in small erratically distributed pods (Rumsey, 1983). Small copper-bearing skarn pods exist in nearby parts of the study area at the Lucky Rich prospect (fig. 2, no. 44), and other prospects (fig. 2, nos. 46, 47).

Gold

     Placer gold occurs in Marble Canyon (fig. 2), and lode gold is known at many localities in the Saline Valley and Lower Saline Wilderness Study Areas.

     Gold-bearing gravels extend for a distance of nine miles along the bottom of Marble Canyon (fig. 2). Eighteen shafts and 3,000 ft of drifts have been dug in the gravels west of the Saline Valley Wilderness Study Area. All of the recently active workings are in this part of the canyon. Three shafts, partly or completely caved, are inside the study area. The source of the gold in the Inyo Mountains is not known. McKee and others (1983) speculated that the gold may have been derived from a pre-Tertiary stream system that originated north of Marble Canyon, possibly in the White Mountains. Production has been mostly unrecorded, but at least 329 oz gold and 22 oz silver were recovered from more than 7,300 cu yd of gravel between 1936 and 1960. Gravel mined during that period averaged $1-7 per cu yd at a gold price of $35 per oz. The largest single nugget had a value of $300 (Tucker and Sampson, 1938). Three placer mines just west of the study area were active in 1982.

     Gold occurs in hydrothermally altered shear zones at the Jenny B. prospect located at the north end of the range that contains Dry Mountain (fig. 2, no.
38). The host rocks are limestone and intensely sheared quartzite at the sole of the Last Chance thrust. Samples of altered rock collected at the surface contain anomalous concentrations of boron, copper, lead, manganese , niobium, and silver. Chip samples from workings on the property contain from a trace to 0.19 oz gold per ton and a wide range of silver and copper concentrations (table 1).

     The  Leah-Venessa  prospect (fig. 2, no. 37), 0.6 mi southwest of the Jenny
B. prospect, has gold in veins in highly faulted calcareous shale and limestone of the Lost Burro Formation. Chip samples collected across one mineralized zone averaged 0.099 oz gold per ton (table 1). Geochemical samples collected at the surface have the same suite of elements as samples from rocks at the Jenny B. prospect.

     Anomalous concentrations of gold were found in rock samples collected in the vicinity of the Crater mine, both inside and outside the study area (fig.
2). A sulfur deposit, a mercury mine, and numerous mercury prospects exist in the area around the Crater mine and are discussed later, but no properties have been worked for gold. However, stream-sediment samples and rock samples from prospects in this area have high concentrations of mercury, antimony, and arsenic, which are key elements in the well known geochemical suite characteristic of epithermal gold deposits (Erickson and others, 1966; White, 1981). Various combinations of these elements were found at mercury prospects southwest of the Crater mine (fig. 2, nos. 5-10, 12-14), and gold was detected at four of the prospects (table 1). The high detection limit for gold by the spectrographic technique used-10 ppm in stream-sediment samples and 20 ppm in heavy mineral concentrates-is too high to assess adequately the gold potential in the Crater survey. Epithermal gold deposits also commonly exhibit evidence of several stages of silicification, brecciation, and stockwork veining. Such repetitive hydrothermal activity is not in evidence in these areas.

     Placer Gold.- Areas 12 and 13 outline alluvial gravels in Marble Canyon in the western part of the study area. Area 12 contains the gravels that extend into the study area from the west and can be followed a distance of about 1.5 mi down the canyon from the west border of the area. Because these gravels contain mines at several localities along a considerable portion of area 12 inside as well as outside the study area, the area is assessed as having a high potential for resources of placer gold at localities that have not been explored by mine workings. Bedrock is exposed along the bottom of Marble Canyon downstream from the east end of area 12 to the west end of area 13. Gravel is again exposed in area 13 to the lower end of the canyon, and these gravels could be expected to have placer gold that was transported downstream beyond area 12. Significant concentrations of placer gold, it present in area 13, reasonably would be at and near the bottom of the alluvium as they are in area 12. Area 13 has a moderate potential for the occurrence of gold resources in placer deposits.

     Vein gold.- Area 5 is in the northern part of the mountains that contain Dry Mountain and has the Jenny B. prospect at its northeast end and the Leah-Venessa prospect at its southwest end. Evidence of iron oxides of hydrothermal origin in the area were detected in remote sensing data. Anomalous concentrations of boron, copper, lead, manganese, niobium, and silver, mentioned earlier as having been found at both prospects, is permissive of an origin by mesothermal mineralization. Despite the modest values of precious metals identified at the prospects, the area appears to be weakly mineralized and is assigned a low potential for the occurrence of gold resources.

Copper and Molybdenum

     Copper and molybdenum occur in skarn deposits developed in calcsilicate rocks formed from Paleozoic carbonate rocks adjacent to the Hunter Mountain pluton near the southern end of the study area, and in small skarn bodies enclosed in the Hunter Mountain pluton in nearby parts of Death Valley National Monument. The amounts of copper, molybdenum, and various other metals are low in these deposits, and the areas containing the skarns are interpreted as having no recognized potential for resources of these metals. Copper and precious metals occur in skarn developed in a marble inclusion in the diorite of Marble Canyon near the north end of the study area (Black Rock prospect, fig. 2, no. 16). Despite modest metal values at the prospect, the small size of this and similar marble inclusions indicate that no recognized resource potential exists for copper or other metals in the area containing the inclusions. Copper without associated molybdenum has been explored in workings of the Loretto mine (fig.
2), but because mineralized rock at this property does not extend into the study area the resource potential for copper in the mine area was not determined.

  Concentrations of metals (as much as 1,500 ppm arsenic, 1,000 ppm copper, 0.8 ppm gold, 200 ppm lead, 1,000 ppm molybdenum, 15 ppm silver, and 500 ppm zinc) in veins containing iron oxides and quartz were found in area 9 (fig. 3) in Burchfiel's (1969) border phase of the Hunter Mountain pluton. Tungsten, boron, and niobium also were found in selected samples. These veins, the pervasive sericitic alteration between the veins, and a local stockwork of fine-grained quartz veins in the granite are indicative of a hydrothermal system probably related to the cooling of the Hunter Mountain pluton. An audiomagnetotelluric survey in the area indicated that the alteration extends 1/2 to 1 km in depth.